Exhibit 99.1

LogProstyle Inc. Aoyama Building13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Reports Fiscal Year 2025 Results

July 7, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), a leading real estate renovation and resale, development, hotel and restaurant management company, today announced its financial results for the fiscal year ended March 31, 2025. References in this earnings release to “JPY” or “¥” are to Japanese yen and “US$” is to United States dollar. Convenience translations included in this earnings release of Japanese yen into United States dollars have been made at the exchange rate of ¥149.90 = US$1.00, which was the foreign exchange rate on March 31, 2025. Highlights for the 2025 period compared to 2024 include:

●	Total revenue of JPY20,651 million (US$138 million) for the fiscal year of 2025, up 46% compared with JPY14,122 million in fiscal year 2024.

●	Real estate revenue of JPY18,819 million (US$126 million) increased by 52% over the previous year.

■	The number of real estate units sold was 187 units, an increase of 89 units from the previous year, of which 102 units were new condominium development units, an increase of 62 units from 2024. The number of renovated condominium units sold was 40, representing a decrease of two units from the previous year.

●	Hotel revenue reached JPY1,249 million (US$8 million), up 20% from the previous year.

■	Occupancy rate increased by 390 basis points to 74.7%, while average daily rate (ADR) for hotels operated by the company decreased by 13%.

●	Gross profit reached JPY3,559 million (US$24 million), an increase of 34% from fiscal year 2024.

●	Operating income of JPY1,343 million (US$9 million), up 43% from JPY939 million. Operating margin steady at 6.5%.

●	EBITDA of JPY1,487 million (US$10 million) , up 45% from JPY1,019 million.

●	Net income increased 133% to JPY754 million (US$5 million) from JPY324 million, and earnings per share grew by JPY19.39 to JPY34.76 (US$0.23 ) .

●	Equity ratio reached 15.6%, a 733 basis point improvement from 2024.

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Reconciliation of Operating Income to EBITDA

(US$ and ¥ in million)

	Years Ended March 31,
	2025		2025	2024
Operating income	US$	9	¥1,343	¥938
Depreciation and amortization	US$	1	144	81
EBITDA	US$	10	¥1,487	¥1,019

EBITDA is a non-GAAP financial measure. Management believes that EBITDA provides useful information for investors to evaluate the Company’s operating performance and cash-generating ability. It is also used by management for internal purposes, including performance evaluation and budgeting.

EBITDA is not a measure defined under US-GAAP or IFRS and may not be comparable to similar metrics disclosed by other companies.

Results Summary for Fiscal Year 2025

	US$ and ¥ (in millions except per share data, occupancy rate and average daily rate)
	2025		2025	2024	% Change
Revenue	US$	138	¥20,650	¥14,122	46%
Gross Profit	US$	24	¥3,559	¥2,652	34%
Gross Margin		17.2%	17.2%	18.8%	(154) bps
Operating Income	US$	9	¥1,343	¥939	43%
Operating Margin		6.5%	6.5%	6.7%	(14) bps
EBITDA	US$	10	¥1,487	¥1,019	45%
Net Income	US$	5	¥754	¥324	133%
Basic & Diluted EPS	US$	0.23	¥34.76	¥15.37	¥19.39
Occupancy rate		74.7%	74.7%	70.8%	390 bps
Average Daily Rate	US$	133.42	¥20,000	¥23,000	(13)%

Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle said, “Fiscal year 2025 was a transformative year for LogProstyle, marked by the historic milestone as the first unlisted Japanese company to list its Japanese common shares directly on the NYSE American instead of through American Depository Receipts. Our revenue surged by 46% driven by robust demand across our core business, and net income more than doubled, validating our sustainable growth trajectory. We took decisive steps to expand our global footprint beyond the borders of Japan. We believe these initiatives properly position us to introduce authentic Japanese hospitality and lifestyle experiences on an international scale. As we look ahead, we remain committed to delivering value to shareholders through continued innovation, operational excellence, and strategic execution. I am grateful to our dedicated employees, partners, and customers for their trust and support as we redefine life style and set new standards for sustainable growth.”

Financial highlights:

Revenue for the fiscal year ended March 31, 2025 reached JPY20,651 million (US$138 million), an increase of 46% versus the year ago period of 2024. Real estate generated JPY18,819 million (US$126 million) in revenue, up 52% compared with JPY12,411 million in the year ago period, driven primarily by a 73% increase in the number of units sold. Hotel revenue reached JPY1,249 million (US$8 million), an increase of 20% versus JPY1,044 million in the same period of 2024. Revenue growth from the hotel segment was supported by occupancy rate expansion of 390 basis points while average daily rate (ADR) declined 13.0% compared to fiscal year 2024. Other revenue for the fiscal year 2025 of JPY583 million (US$4 million) compared to JPY666 million in fiscal year 2024.

Gross profit increased by 34% to JPY3,559 million (US$24 million) in fiscal year 2025, up from JPY2,652 million in 2024, with gross margin declining 154 basis points to 17.2% from 18.8% in fiscal year 2024.

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Operating expenses increased by 29% to JPY2,217 million (US$15 million) from JPY1,713 million in fiscal year 2024. The increase in operating expenses was driven by higher payroll costs and brokerage fees. Operating income in fiscal year 2025 was JPY1,343 million (US$9 million), an increase of 43% compared with the JPY939 million in fiscal year 2024. Operating margin of 6.5% was roughly flat with the 6.6% operating margin in fiscal year 2024, supported by revenue growth and diligent expense management.

Net income for fiscal year 2025 reached JPY754 million (US$5 million), up 133% compared with the JPY324 million in fiscal year 2025. Basic and diluted earnings per share increased by ¥19.39 (US$0.23) to ¥34.76 in fiscal year 2025.

EBITDA reached JPY1,487 million (US$10 million) in fiscal year 2025, up 45% over fiscal 2024.

Cash and cash equivalents of JPY2,121 million (US$14 million) at March 31, 2025 compared with JPY1,218 million at March 31, 2024.

Real Estate:

During the fiscal year of 2025, LogProstyle sold 187 units, up from the 98 units sold in the year ago period. The number of new condominium units sold increased by 62 units from 40 units in the fiscal year ended March 31, 2024 to 102 units in the fiscal year ended March 31, 2025. The number of renovated condominium units sold decreased by two units from 42 units in the fiscal year ended March 31, 2024 to 40 units in the fiscal year ended March 31, 2025.

Hotel Management:

As of March 31, 2025, LogProstyle operated 4 hotels with 210 collective rooms. Occupancy rates for the fiscal year 2025 reached 74.7% compared with 70.8% in 2024 while ADR of JPY20 thousand declined 13% from JPY23 thousand in 2024.

Operational highlights:

●	Inline with the Company’s ongoing commitment of returning value to shareholders, in May of 2025 the Board of Directors approved a proposal to distribute a cash dividend of US$0.023 per share, or US$543 thousand in the aggregate. The proposal was submitted for shareholder approval at the Annual General Meeting on June 30, 2025, and was approved. The dividend is payable on August 5, 2025, to shareholders of record as of July 7, 2025, with an ex-dividend date of the same day.

●	In December 2024, LogProstyle established its new subsidiary, “LogProstyle US Inc.”, headquartered in Las Vegas, Nevada, USA, to support its global expansion strategy. The subsidiary will focus on introducing authentic Japanese hospitality and culinary experiences to the U.S. market through hotel operations, food services, and real estate development. This initiative marks a key step in the Company’s efforts to expand its cultural brand presence internationally.

●	On April 5, 2025, LogProstyle signed a Memorandum of Association (MoA) with the Dubai Department of Economy and Tourism (DET) and established a new entity, “Logprostyle Inc For Hotel Management CO. L.L.C S.O.C” (LogProstyle Dubai). With the objective of broadening its international expansion, the strategic entry into the United Arab Emirates will serve as an important growth catalyst for the company.

Financial Results:

The Company has posted a presentation of the fiscal year 2025 results today, July 7, 2025. The presentation and accompanying slides can be found on the LogProstyle website at https://ir.logprostyle.co.jp/presentations/

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LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	March 31, 2025	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	¥2,120,515	¥1,218,241
Trade notes and accounts receivable, net	138,373	181,808
Inventories, net	13,612,387	13,518,460
Consumption tax receivable	5,749	69,388
Short-term investments	182,030	38,801
Other current assets	353,579	232,790
Total current assets	16,412,633	15,259,488
Non-current assets
Property, plant and equipment, net	357,527	426,865
Operating lease right-of-use assets	4,481,941	4,703,805
Software	27,792	16,692
Leasehold and guarantee deposits	465,968	346,408
Deferred tax assets	458,767	383,158
Other non-current assets	363,608	73,852
Allowance for credit losses	(84,048)	-
Total non-current assets	6,071,555	5,950,780
Total assets	¥22,484,188	¥21,210,268
LIABILITIES
Current liabilities
Accounts payable	¥597,708	¥306,153
Accrued expenses	112,661	214,897
Short-term loans	1,885,259	2,574,734
Current portion of bonds	28,620	49,270
Current portion of long-term loans	4,025,343	6,065,020
Operating lease liabilities, current	463,129	558,529
Finance lease liabilities, current	8,400	6,083
Contract liabilities	252,260	352,651
Income taxes payable	248,885	66,323
Other current liabilities	254,956	205,314
Total current liabilities	7,877,221	10,398,974
Non-current liabilities
Bonds	-	28,620
Long-term loans	6,858,607	4,559,117
Operating lease liabilities, non-current	4,090,933	4,307,338
Finance lease liabilities, non-current	19,062	11,684
Deferred tax liabilities	-	18,633
Other non-current liabilities	121,146	123,085
Total non-current liabilities	11,089,748	9,048,477
Total liabilities	¥18,966,969	¥19,447,451
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 and 21,652,110 shares issued and 23,628,452 and 21,628,452 shares outstanding as of March 31, 2025 and 2024 with no stated value.	¥924,817	¥235,001
Capital Surplus	1,445,333	755,517
Additional paid in capital	(238,115)	148,392
Retained earnings	1,397,387	643,766
Treasury shares	(2,539)	(2,539)
Accumulated other comprehensive loss	(9,664)	(17,320)
Total shareholders’ equity	3,517,219	1,762,817
Total liabilities and equity	¥22,484,188	¥21,210,268

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024	Fiscal Year Ended March 31,2023
Revenue:	¥20,650,916	¥14,121,840	¥13,264,408
Cost of revenue	(17,091,646)	(11,469,951)	(10,744,926)
Gross profit	3,559,270	2,651,889	2,519,482

Operating expenses
Selling, general and administrative expenses	(2,216,754)	(1,713,388)	(1,602,627)
Total operating expenses	(2,216,754)	(1,713,388)	(1,602,627)

Operating income	1,342,516	938,501	916,855

Other income (expenses):
Interest expenses	(209,971)	(422,769)	(315,511)
Other income, net	15,699	4,227	3,823
Total other expenses	(194,272)	(418,542)	(311,688)

Income before income taxes	1,148,244	519,959	605,167
Income tax expenses	(394,623)	(196,354)	(251,142)
Net income	753,621	323,605	354,025

Other comprehensive income (loss)
Foreign currency translation adjustment	7,656	(7,273)	3,588
Total comprehensive income	¥761,277	¥316,332	¥357,613
Earnings per share:
Basic and Diluted	¥34.76	¥15.37	¥17.38
Weighted average number of shares of common stock outstanding
Basic and Diluted	21,679,507	21,053,384	20,374,500

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024	Fiscal Year Ended March 31,2023
Cash flows from operating activities:
Net income	¥753,621	¥323,605	¥354,025
Depreciation and amortization	144,087	87,027	81,641
Amortization of debt issuance costs	84,928	40,787	17,486
Deferred income taxes	91,910	76,049	117,730
Provision of allowance for credit losses	84,048	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade notes and accounts receivable, net	43,435	(43,872)	(45,176)
(Increase) in inventories, net	(93,927)	(2,944,684)	(2,907,401)
Decrease (increase) in consumption taxes receivable	63,639	239,859	(268,119)
(Increase) decrease in prepaid expenses	(44,678)	16,533	(31,212)
(Increase) decrease in advances to vendors	(70,369)	7,295	(25,086)
(Increase) in leasehold and guarantee deposits	(119,560)	(3,538)	(10,238)
(Decrease) in accounts payables	(40,412)	(194,318)	(502,185)
(Decrease) increase in accrued expenses	(102,236)	105,822	14,168
Increase (decrease) in income taxes payable	182,562	(48,438)	52,003
(Decrease) increase in contract liabilities	(100,391)	207,881	(569,033)
Increase (decrease) in deposits received	20,510	(11,878)	32,968
Other, net	(92,530)	58,597	33,113
Net cash flows provided by (used in) operating activities	804,637	(2,083,273)	(3,655,316)

Cash flows from investing activities:
Purchase of short-term investments	(367,150)	(13,800)	(60,001)
Proceeds from sales of short-term investments	223,921	50,000	128,050
Purchases of property, plant and equipment, net	(37,464)	(42,145)	(24,979)
Purchases of software	(19,563)	(3,186)	(6,779)
Purchases of long-term investments	(270,000)	-	-
Purchases of investment securities	-	(800)	(20,034)
Other, net	(5,599)	(3,607)	1,594
Net cash flows provided by (used in) investing activities	(475,855)	(13,538)	17,851

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(685,830)	(283,069)	857,179
Borrowings from long-term loans	12,946,844	9,687,048	7,656,000
Repayments for long-term loans	(12,708,107)	(6,628,349)	(5,224,864)
Proceeds from issuance of bonds	-	-	100,000
Redemption of bonds	(49,270)	(49,309)	(59,954)
Payments for finance leases	(8,664)	(7,505)	(5,277)
Payment for debt issuance costs	(67,498)	(78,844)	(48,512)
Proceeds from issuance of shares	1,379,632	270,002	-
Proceeds from sale of treasury shares	-	-	301,539
Payments of listing expenses	(235,037)	-	-
Net cash flows provided by financing activities	572,070	2,909,974	3,576,111
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,422	(7,273)	3,590
Net increase (decrease) in cash and cash equivalents	902,274	805,890	(57,764)
Cash and cash equivalents at the beginning of the year	1,218,241	412,351	470,115
Cash and cash equivalents at the end of the year	¥2,120,515	¥1,218,241	¥412,351

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥476,650	¥497,731	¥391,364
Cash paid for taxes	¥127,857	¥179,888	¥87,905

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LogProstyle Inc.

REVENUE BY BUSINESS SEGMENT

(Yen in thousands)

	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024	YoY %
Real Estate	¥18,819,041	¥12,411,288	52%
Hotel	1,248,784	1,044,267	20%
Other	583,091	666,285	(12)%
Total Revenue	¥20,650,916	¥14,121,840	46%

Forward-Looking Statements Disclaimer:

This press release contains”forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s proposed dividend, the AGM, the Company’s future financial performance, capital allocation, and shareholder return strategy. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, shareholder approval at the AGM, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com